UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

ETHAN ALLEN INTERIORS INC.
(Name of Registrant as Specified In Its Charter)

DGB Investment, Inc.

Douglas Bergeron Qualified Personal Residence Trust

Bergeron Nieces and Nephews Trust

DOUGLAS G. BERGERON

Anna Brockway

Kristine E. Miller

Stephen Oblak

Stefanie Tsen Ward

JENNIFER M. HARRISON

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

2026 ANNUAL MEETING OF STOCKHOLDERS

OF

ETHAN ALLEN INTERIORS INC.
_________________________

SUPPLEMENT DATED SEPTEMBER 28, 2026 TO THE PROXY STATEMENT
OF
DGB INVESTMENT, INC.
DATED SEPTEMBER 18, 2026
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED

WHITE UNIVERSAL PROXY CARD TODAY

DGB Investment, Inc. (“DGB Investment”), Douglas G. Bergeron and certain of his affiliates and associates (collectively, “DGB,” “we” or “us”) are significant stockholders in Ethan Allen Interiors Inc., a Delaware corporation (the “Company” or “Ethan Allen”), which together with the other participants in their solicitation are the beneficial owners of an aggregate of 1,300,000 shares of Common Stock, $0.01 par value per share (the “Common Stock”) of the Company, representing approximately 5.2% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the Board takes the necessary steps to revitalize this storied American brand and maximize value for all of the Company’s stockholders. To that end, we have nominated five (5) highly-qualified director nominees, each of whom have strong, relevant backgrounds and are committed to fully exploring all opportunities to unlock stockholder value and putting your interests first in the oversight of the Company.

DGB has filed a proxy statement (the “Proxy Statement”) and accompanying WHITE universal proxy card with the Securities and Exchange Commission (the “SEC”) on September 18, 2026 in connection with our solicitation of proxies relating to the Company’s 2026 annual meeting of stockholders to be held virtually at 11:00 A.M. Eastern Time on Wednesday, November 4, 2026 (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), at which stockholders will have the opportunity:

1.	To elect DGB’s five (5) director nominees, Douglas G. Bergeron, Anna Brockway, Kristine E. Miller, Stephen Oblak and Stefanie Tsen Ward (each, a “DGB Nominee” and together, the “DGB Nominees”) to serve for a one-year term, until the Company’s 2027 annual meeting of stockholders (the “2027 Annual Meeting”);
2.	To approve, by a non-binding advisory vote, the compensation of the Company’s named executive officers;
3.	To ratify the appointment of CohnReznick LLP (“CohnReznick”) as the Company’s independent registered public accounting firm for the 2027 fiscal year; and
4.	To act upon any other business as may properly come before the Annual Meeting.

These items of business are more fully described in the Proxy Statement filed with the SEC on September 18, 2026.

This proxy supplement (this “Proxy Supplement”) supplements the Proxy Statement to include certain information disclosed in the Company’s definitive proxy statement filed with the SEC on September 24, 2026, which was not publicly available at the time we filed the Proxy Statement.

The Company has set the close of business on September 11, 2026, as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). According to the Company’s definitive proxy statement, as of the Record Date, there were 25,204,416 shares of Common Stock outstanding and entitled to vote at the Annual Meeting as of the Record Date.

According to the Company’s definitive proxy statement, the Annual Meeting will be conducted as a virtual-only meeting via the Internet. Only stockholders and certain other permitted attendees may attend the live webcast of the Annual Meeting. In order to attend the virtual Annual Meeting, you will need to pre-register at www.cesonlineservices.com/etd26_vm by 11:00 A.M. Eastern Time on November 3, 2026. Once pre-registered, stockholders as of the Record Date will be able to attend the virtual Annual Meeting, vote and electronically submit questions during the Annual Meeting by visiting www.cesonlineservices.com/etd26_vm. You may log into the virtual meeting platform beginning at 10:45 A.M. Eastern Time on November 4, 2026.

According to the Company’s definitive proxy statement, if you own your shares through the Ethan Allen Retirement Plan and you wish to instruct the trustee on the voting of shares held in your account, you should submit those instructions no later than 7:00 A.M. Eastern Time on November 2, 2026.

Additional information regarding how you can attend the Annual Meeting is included in our Proxy Statement.

According to the Company’s definitive proxy statement, stockholder proposals intended to be included in the Company’s proxy statement and voted on at the 2027 Annual Meeting under SEC Rule 14a-8 must be received at the Company’s corporate headquarters at 25 Lake Avenue Ext., Danbury, CT 06811-5286, Attn: Corporate Secretary on or before May 27, 2027 (120 days before the anniversary date of the first mailing of the Company’s proxy statement for the Annual Meeting).

According to the Company’s definitive proxy statement, pursuant to the Bylaws and applicable SEC rules and regulations, in order for any business or director nomination not included in the proxy statement for the 2027 Annual Meeting to be brought before the meeting by a stockholder entitled to vote at the meeting, the stockholder must give timely written notice of that business or director nomination to the Corporate Secretary. To be timely, a stockholder’s notice of director nomination to the Corporate Secretary must be delivered to or mailed and received at the principal executive offices of the Company not earlier than July 7, 2027, nor later than August 6, 2027 (120 days and 90 days, respectively, prior to November 4, 2027, the one-year anniversary of the Annual Meeting). To be timely, a stockholder's notice of business must be delivered to or mailed and received at the principal executive offices of the Company not earlier than 120 days, nor later than 90 days, prior to the date of the 2027 Annual Meeting, which, if the 2027 Annual Meeting is held on November 4, 2027, would be not earlier than July 7, 2027, nor later than August 6, 2027. In each case, provided, however, that in the event that less than 100 days’ notice or prior Public Announcement of the date of the 2027 Annual Meeting is given or made to stockholders, the notice must be received by the Company's Secretary not later than the close of business on the 10th day following the day on which such notice of the date the 2027 Annual Meeting was mailed or Public Announcement of the date of the 2027 Annual Meeting was made, whichever first occurs.

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Additionally, according to the Company’s definitive proxy statement, in order for stockholders to give timely notice of nominations for directors for inclusion on a universal proxy card in connection with the 2027 Annual Meeting, notice must be submitted by the same deadline as disclosed above under the advance notice provisions of the Bylaws and must include the information in the notice required by the Bylaws and by Rule 14a-19(b)(2) and Rule 14a-19(b)(3) under the Exchange Act (including a statement that the stockholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the Company’s nominees).

The Company’s definitive proxy statement also states that, under the Company’s “proxy access” provision in the Bylaws, under certain circumstances, a stockholder or group of stockholders may include director candidates that they have nominated in the Company’s proxy statement for an annual meeting of stockholders. These proxy access provisions of the Bylaws provide, among other things, that a stockholder or group of up to 20 stockholders seeking to include their director candidates in the Company’s proxy statement must own 3% or more of the Company’s outstanding common stock continuously for at least the previous three years. The number of stockholder-nominated candidates appearing in any proxy statement cannot exceed 20% of the number of directors then serving on the Board but may be at least two directors. If 20% is not a whole number, the maximum number of stockholder-nominated candidates would be the closest whole number below 20%. Based on the current Board size, the maximum number of proxy access candidates that the Company would be required to include in the Company’s proxy statement is two. Nominees submitted under the proxy access procedures that are later withdrawn or are included in the Company’s proxy materials as Board-nominated candidates will be counted in determining whether the 20% maximum has been reached. If the number of stockholder-nominated candidates exceeds 20%, each nominating stockholder or group of stockholders may select one nominee for inclusion in the proxy materials until the maximum number is reached. The order of selection would be determined by the amount (largest to smallest) of shares of the Company’s Common Stock held by each nominating stockholder or group of stockholders. Requests to include stockholder-nominated candidates in the Company’s proxy materials for next year’s annual meeting of stockholders must be received by the Corporate Secretary not less than 120 days and not more than 150 days prior to the anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such Public Announcement of the date of the annual meeting was made, whichever first occurs. For the 2027 Annual Meeting, notice must be received by not earlier than June 7, 2027, and not later than July 7, 2027. The nominating stockholder or group of stockholders also must deliver the information required by the Bylaws, and each nominee must meet the qualifications required by the Bylaws.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2027 Annual Meeting is based on information contained in the Company’s definitive proxy statement and the Bylaws. The incorporation of this information in this Proxy Supplement should not be construed as an admission by DGB that such procedures are legal, valid or binding.

As of the date hereof, the participants in this solicitation collectively beneficially own 1,300,000 shares of Common Stock, and intend to vote all of such shares FOR the election of the DGB Nominees, AGAINST the approval of the non-binding advisory vote on the compensation of the Company’s named executive officers, and FOR the ratification of the appointment of CohnReznick LLP as the Company’s independent registered public accounting firm for the 2027 fiscal year ending June 30, 2027.

This Proxy Supplement is dated September 28, 2026, and is first being furnished to stockholders of the Company on or about September 28, 2026. This Proxy Supplement should be read in conjunction with the Proxy Statement first furnished to stockholders on or about September 18, 2026.

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THIS SOLICITATION IS BEING MADE BY DGB AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY SUPPLEMENT. SHOULD OTHER MATTERS OF WHICH DGB IS NOT AWARE A REASONABLE TIME BEFORE THIS SOLICITATION BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE UNIVERSAL PROXY CARD OR WHITE VOTING INSTRUCTION FORM WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

DGB URGES YOU TO SIGN, DATE AND RETURN THE WHITE UNIVERSAL PROXY CARD OR WHITE VOTING INSTRUCTION FORM “FOR” THE ELECTION OF THE DGB NOMINEES.

IF YOU HAVE ALREADY SENT A UNIVERSAL PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY SUPPLEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE UNIVERSAL PROXY CARD OR WHITE VOTING INSTRUCTION FORM. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING ELECTRONICALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—Our Proxy Statement, this Proxy Supplement and our WHITE universal proxy card are available at:

www.EthanAllenGrowth.com

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Schedule II

The following table is reprinted from the Company’s definitive proxy statement filed with the SEC on September 24, 2026.

Security Ownership of Directors and Executive Officers

The following table represents the number of shares of the Company’s common stock reported as beneficially owned by each of the Company’s directors and NEOs as of September 11, 2026, and by all directors and executive officers as a group as of that date, including shares of the Company’s common stock that they have a right to acquire within 60 days after September 11, 2026, by the exercise of stock options or vesting of restricted stock units. The beneficial ownership set forth in the table below has been determined in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose.

As of September 11, 2026, M. Farooq Kathwari beneficially owned 9.0% of the total number of outstanding shares of common stock, and no other director or NEO beneficially owned 1% or more of the total number of outstanding shares of common stock. The directors and executive officers as a group beneficially owned 9.4% of the total number of outstanding shares of common stock as of September 11, 2026. Each person has sole voting and investment power for the number of shares shown opposite such person’s name, unless otherwise noted. We have based our calculation of the foregoing percentage of beneficial ownership on 25,204,416 shares of the Company’s common stock outstanding as of September 11, 2026.

Unless otherwise indicated, the address of each director and NEO listed on the table below is c/o Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury, Connecticut 06811-5286.

Name of Beneficial Owners	Shares Owned Directly or Indirectly (#)	Shares Individuals Have Rights to Acquire within 60 Days (#)	Total Shares Beneficially Owned (#)
M. Farooq Kathwari (1)	2,279,723	–	2,279,723
Tara I. Stacom	6,300	33,821	40,121
Maria Eugenia Casar	–	10,208	10,208
David M. Sable	–	10,208	10,208
Cynthia Ekberg Tsai	1,000	10,208	11,208
Amy Phillips	11,075	–	11,075
Matthew J. McNulty	9,883	–	9,883
Douglas H. Diefenbach	5,933	–	5,933
Stephanie K. Durgee	–	–	–
All Directors and Executive Officers as a Group (9 persons)	2,313,914	64,445	2,378,359

(1)	Includes 1,466,299 shares owned directly by M. Farooq Kathwari, 103,684 shares owned indirectly, 8,549 shares held in the Ethan Allen Retirement Savings Plan, 575,191 shares held indirectly within The Irfan Kathwari Foundation and 126,000 stock units issued in connection with Mr. Kathwari’s 1997 employment agreement and for which payment has been deferred until termination of employment. The 575,191 shares of Ethan Allen common stock held by The Irfan Kathwari Foundation are deemed to be beneficially owned by Mr. Kathwari, but over which he has no reportable pecuniary interest.

II-1

Security Ownership of Principal Stockholders

The following table provides information about entities that beneficially owned more than 5% of the Company’s common stock as of September 11, 2026, according to reports filed with the SEC. We have based our calculation of the percentage of beneficial ownership on 25,204,416 shares of the Company’s common stock outstanding as of September 11, 2026.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Common Stock Percentage Ownership
BlackRock, Inc. (1)	2,074,073	8.2%
Dimensional Fund Advisors LP (2)	1,784,135	7.1%
DGB Investment, Inc. (3)	1,300,000	5.2%

(1)	Based on Schedule 13G/A filed with the SEC on July 8, 2026, in which BlackRock, Inc. reported that, as of June 30, 2026, it had sole voting power over 2,040,536 shares of common stock and sole dispositive power over 2,074,073 shares of common stock. BlackRock’s address is 50 Hudson Yards, New York, NY 10001.
(2)	Based upon a Schedule 13G/A filed with the SEC on April 15, 2025, in which Dimensional Fund Advisors LP reported that, as of March 31, 2025, it had sole voting power over 1,742,858 shares of common stock and sole dispositive power over 1,784,135 shares of common stock. Dimensional Funds’ address is 6300 Bee Cave Road, Building One, Austin, TX, 78746.
(3)	Based on Schedule 13D/A filed with the SEC on August 27, 2026, in which DGB Investment, Inc., reported that, as of August 27, 2026, it had voting power over 1,300,000 shares of common stock. DGB Investment, Inc.’s address is 7522 Glenwild Dr., Park City, UT 84098.

II-2

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give DGB your proxy “FOR” the election of the DGB Nominees and in accordance with our recommendations on the other proposals on the agenda for the Annual Meeting by taking the following steps:

•	SIGNING the enclosed WHITE universal proxy card or WHITE voting instruction form;
•	DATING the enclosed WHITE universal proxy card or WHITE voting instruction form; and
•	MAILING the enclosed WHITE universal proxy card or WHITE voting instruction form TODAY in the envelope provided (no postage is required if mailed in the United States); or
•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your WHITE universal proxy card and WHITE voting instruction form.

You may vote your shares virtually at the Annual Meeting; however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your WHITE universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE universal voting form.

If you have any questions or require any additional information concerning this Proxy Supplement, please contact Okapi at the address set forth below.
If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of DGB’s proxy materials,

please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

Stockholders may call toll-free: (877) 285-5990

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

WHITE UNIVERSAL PROXY CARD

ETHAN ALLEN INTERIORS INC.

2026 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY AND ON BEHALF OF DGB INVESTMENT, INC. AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF ETHAN ALLEN INTERIORS INC. IS NOT SOLICITING THIS PROXY

P          R          O          X          Y

The undersigned appoints Douglas G. Bergeron, Andrew Freedman and Bruce Goldfarb, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Ethan Allen Interiors Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2026 annual meeting of stockholders to be held virtually at www.cesonlineservices.com/etd26_vm on Wednesday, November 4, 2026, at 11:00 A.M. Eastern Time (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and, to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended, in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to DGB Investment, Inc. (together with the other participants in its solicitation, “DGB”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF THIS PROXY IS SIGNED AND NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE FIVE (5) DGB NOMINEES IN PROPOSAL 1, “AGAINST” PROPOSAL 2 AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with DGB’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE UNIVERSAL PROXY CARD

[X] Please mark vote as in this example

DGB STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE FIVE (5) DGB NOMINEES, AND NOT TO VOTE “FOR” ANY OF THE COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO FIVE (5) NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN FIVE (5) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN FIVE (5) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED.

1.	To elect five (5) directors to the Board of Directors to serve until the Company’s 2027 annual meeting of stockholders.

DGB NOMINEES	FOR	WITHHOLD
a) Douglas G. Bergeron	☐	☐
b) Anna Brockway	☐	☐
c) Kristine E. Miller	☐	☐
d) Stephen Oblak	☐	☐
e) Stefanie Tsen Ward	☐	☐

COMPANY NOMINEES OPPOSED BY DGB	FOR	WITHHOLD
a) Maria Eugenia Casar	☐	☐
b) M. Farooq Kathwari	☐	☐
c) David M. Sable	☐	☐
d) Tara I. Stacom	☐	☐
e) Cynthia Ekberg Tsai	☐	☐

DGB MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

2.	The Company’s proposal to approve, by advisory (non-binding) vote, the executive compensation of the Company’s Named Executive Officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DGB MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

3.	The Company’s proposal to ratify the appointment of CohnReznick LLP as the Company’s independent registered public accounting firm for the 2027 fiscal year.

☐ FOR	☐ AGAINST	☐ ABSTAIN

WHITE UNIVERSAL PROXY CARD

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.